EXHIBIT (3) (ii)

By-Laws

On June 25, 2009, the Board of Directors of Skyline Corporation added this new Section 15 to Article 4 of the Bylaws of the Corporation pursuant to unanimous vote of the Board of Directors:

The Corporation hereby expressly elects not to be governed by I.C. 23-1-33-6(c). It is the intent of this bylaw that the Corporation is affirmatively electing not to establish staggering of the terms of directors.